

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 3, 2008

Mr. Timothy J. Wiggins
Executive Vice President and Chief Financial Officer
Tellabs, Inc.
One Tellabs Center
1415 West Diehl Road
Naperville, IL 60563

   Re: Tellabs, Inc.
     Form 10-K for Fiscal Year Ended December 28, 2007
     Filed February 26, 2008
     And Documents Incorporated by Reference
     File No. 0-09692

Dear Mr. Wiggins:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,
       /s

      Robert Bartelmes
      Senior Financial Analyst